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                                                                    Exhibit 99.1



Company contact:                                  Investor information requests:
Mark J. Kohlrus                                                    Anna LeCluyse
Chief Financial Officer                                             913.514.3505
913.514.3534                                                    Fax 913.514.3515


                      NOVASTAR FINANCIAL, INC.  ANNOUNCES
                      -----------------------------------
                   INCREASED EARNINGS FOR 1998 THIRD QUARTER;
                   ------------------------------------------
                   EXPECTS SUBSTANTIAL LOSS IN FOURTH QUARTER
                   ------------------------------------------

  (WESTWOOD, Kan. October 27, 1998) NovaStar Financial, Inc. (NYSE: NFI) announced net earnings of $2.4 million, or $0.29 per share, for the quarter ended September 30, 1998. The Company also reported that earnings before founders' debt forgiveness expense for the 1998 third quarter were $2.7 million, or $0.33 per share. Third quarter operating results represent an increase of $500,000 (26 percent) over the 1998 second quarter and $2.2 million over the 1997 third quarter. For the nine months ended September 30, 1998, the Company had net earnings of $5.6 million, or $0.64 per share. However, as discussed below, events occurring subsequent to September 30, 1998 will result in losses that exceed earnings for the nine months ended September 30, 1998.

  NovaStar Financial ended the third quarter with approximately $1 billion of subprime residential mortgage loans that secure non-recourse collateralized mortgage obligations. During the third quarter, the Company and NovaStar Mortgage executed sales agreements relating to a combined $23 million of mortgage loans for an aggregate gain of approximately $900,000. The net gain on the sale of mortgage loans represents a margin of approximately four percent over the Company's basis, which includes premiums paid to brokers and certain net deferred origination costs.

  Mortgage assets averaged $1.3 billion and earned $28.8 million during the third quarter, representing a yield of 8.6 percent. Borrowings averaged $1.4 billion, with interest expense, including hedging costs, totaling $22.1 million
- a rate of 6.3 percent, resulting in net interest income of $6.7 million for the 1998 third quarter. The Company also provided $1.2 million to its reserve for credit losses during the quarter, compared with charge-offs of $1.8 million, resulting in a reserve of $2.8 million at September 30, 1998.

  The Company previously announced it had taken a number of measures during October to restore liquidity after lenders severely restricted access to certain secured credit facilities. The actions included the sale of its entire $380 million mortgage securities portfolio, the sale of a $20 million corporate bond, and the termination of certain hedging arrangements. The Company is expecting to generate losses aggregating in excess of $23 million that will be recognized during the 1998 fourth quarter as a result of these actions. Also
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in connection with restoring its liquidity position, the Company entered into a
90-day secured financing arrangement with GMAC/RFC that included the issuance of warrants to purchase up to approximately 800,000 shares of the Company's common stock at an exercise price of $4.5625 per share. The Company expects to recognize expenses of over $5 million during the 1998 fourth quarter related to this financing arrangement. The Company and GMAC/RFC are presently in negotiations with the intent of entering into a strategic alliance that would include a number of secured financing arrangements and the issuance of warrants for the purchase of up to an additional approximate 800,000 shares at the same exercise price.

  "While we were generally pleased with our operating results for the third quarter, the actions we were forced to take early in the fourth quarter clearly overshadow those results" said Scott Hartman, Chairman and Chief Executive Officer. "The financial turmoil that took place during the early fourth quarter forced us to take measures that have significantly changed the composition of our balance sheet since September 30. Our assets now consist principally of cash, mortgage loans securing non-recourse collateralized mortgage obligations and mortgage loans in warehouse. The transactions we've executed during the fourth quarter have resulted in a significant decrease in the Company's current book value. However, we believe NovaStar Mortgage still provides the Company with the opportunity to rebuild book value by continuing to originate mortgage loans that can either be sold for cash or securitized. NovaStar Mortgage increased its sales force to 55 account executives at September 30, 1998 and currently has the sales and back office infrastructure to service loan originations at the level we saw during the 1998 second quarter."

  Hartman continued, "Market conditions have clearly forced us to alter what was our normal operating strategy of originating mortgage loans to be securitized and held in portfolio. In addition, the overall availability of warehouse financing in the market place has become substantially reduced. We are in the process of attempting to secure additional committed warehouse facilities. We expect to continue originating mortgage loans with the intent of selling a substantial portion of production to third parties through the end of 1998 and early 1999. We are hopeful that at some point in 1999 we can regain access to the capital markets and once again securitize our mortgage loan originations."

  NovaStar's founders acquired units in the Company's 1996 private placement by delivering forgivable notes aggregating $3.2 million. The notes are separated into three equal tranches that are forgiven when certain incentive tests are met. The first tranche was forgiven in 1997, resulting in a non-cash charge to earnings of $1.1 million. During the nine months ended September 30, 1998, the Company has provided quarterly charges to expense aggregating $812,000 as if the second tranche would be forgiven during 1998. As a result of the current level of the Company's stock price, it does not appear probable that the second tranche will be forgiven during 1998.

  NovaStar Financial, Inc. is a real estate investment trust (REIT) that invests in single-family residential subprime mortgage loans originated by its affiliate, NovaStar Mortgage, Inc. and in high-quality mortgage securities. Mortgage loans in the portfolio are generally financed on a long-term basis by issuing collateralized mortgage obligations accounted for as debt instruments. NovaStar Financial, Inc. is located in Westwood, Kansas, a part of the Kansas City metropolitan area. NovaStar Mortgage operates wholesale lending operations in Orange County, California and Boca Raton, Florida.

  Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including general economic conditions, fluctuations in interest rates, the availability of subprime residential mortgage loans, and other risk factors outlined in the Company's 1997 annual report on Form 10-K.

 Financial highlights for NovaStar Financial, Inc. are attached.

                                   * * * * *
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                           NOVASTAR FINANCIAL, INC.
                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
               (dollars in thousands, except per share amounts)

                                                                         For the Three Months Ended
                                                    --------------------------------------------------------------------
                                                     09/30/98       06/30/98       03/31/98       12/31/97      09/30/97
Consolidated Statement of Operations Data
Interest income                                     $   28,797     $   26,444     $   23,914     $   15,416     $ 12,225
Interest expense                                        22,088         20,418         18,442         11,961        9,786
Net interest income                                      6,709          6,026          5,472          3,455        2,439
Provision for credit losses                              1,179          1,145          1,076          1,009          726
Net interest income after provision                      5,530          4,881          4,396          2,446        1,713
Other income (loss)                                      4,268          1,146            364            429          259
Equity in earnings of NFI Holding Corporation           (2,446)           262           (271)           169          290
General and administrative expenses                      4,958          4,395          3,210          3,477        2,085
Forgiveness of founders' notes, included in
 general and administrative expenses                       270            271            271          1,083            -
Net income (loss)                                        2,394          1,894          1,279           (433)         177
Diluted earnings (loss) per share                         0.29           0.21           0.15          (0.07)        0.05
                                                                                   As of
                                                    --------------------------------------------------------------------
                                                     09/30/98       06/30/98       03/31/98       12/31/97      09/30/97
Consolidated Balance Sheet Data
Mortgage Assets:
  Mortgage loans                                    $  944,227     $1,003,518     $  757,341     $  574,984     $418,897
  Mortgage securities                                  390,276        440,322        407,254        517,246      267,835
Reserve for credit losses                                1,757          3,341          2,871          2,313        1,444
Total assets                                         1,693,325      1,519,400      1,233,719      1,126,252      699,133
Borrowings                                           1,575,066      1,394,830      1,111,620      1,005,560      644,195
Shareholders' equity                                   109,848        114,875        115,798        116,489       47,036
                                                                    As of or for the Three Months Ended
                                                    --------------------------------------------------------------------
                                                     09/30/98       06/30/98       03/31/98       12/31/97      09/30/97
Other Data:
Wholesale loan production of NovaStar Mortgage:
  Principal at purchase                             $  233,333     $  294,303     $  207,976     $  183,012     $136,582
  Average principal balance per loan                $       90     $       94     $      102     $      118     $    133
  Weighted-average interest rate:
    Adjustable-rate mortgage loans                       10.09%         10.00%          9.95%         10.03%       10.03%
    Fixed-rate mortgage loans                            10.15%          9.89%          9.90%         10.33%       10.57%
  Weighted-average loan to value                            81%            81%            81%            81%          79%
  Weighted-average broker premium                         1.39%          1.25%          1.43%          1.61%        1.55%
  Loans with prepayment penalties                           79%            71%            65%            71%          66%
  Weighted-average prepayment period                       2.7            2.4            2.0            2.0          2.7
NovaStar Mortgage account executives                        55             41             41             36           29
Mortgage Loan Portfolio:
  Weighted-average coupon                                10.09%         10.12%         10.15%         10.20%       10.17%
  Premium as a percent of principal                       2.44%          2.34%          2.71%          3.19%        3.88%
  Delinquent loans (90 days or greater)
    NovaStar Home Equity Series:
      1997-1                                              5.97%          5.86%          4.39%          2.71%          -
      1997-2                                              4.97%          4.72%          2.23%            -            -
      1998-1                                              2.06%            -              -              -            -
      1998-2                                                -              -              -              -            -
    All loans in portfolio                                2.45%          2.53%          2.28%          1.80%        1.47%
  Charge-offs                                       $    1,763     $      675     $      518     $      140           -
Net interest rate spread                                  2.27%          2.10%          1.75%          1.23%        1.18%
Net yield                                                 2.00%          1.91%          1.82%          1.71%        1.53%
Diluted earnings per share before
 founders' debt forgiveness                         $     0.33     $     0.24     $     0.18     $     0.10     $   0.05
Return on average assets before debt forgiveness          0.66%          0.63%          0.53%          0.28%        0.10%
Return on average equity before debt forgiveness          9.48%          7.51%          5.34%          3.18%        1.52%
Taxable income (loss)                               $    4,353     $    2,572     $    2,106     $      563     $    506
Taxable income (loss) per share                     $     0.54     $     0.32     $     0.27     $     0.07     $   0.13
Dividends declared per share                        $     0.35     $     0.35     $     0.30     $     0.10     $   0.08
Book value per share                                $    13.52     $    14.14     $    14.26     $    14.88     $  12.49
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